*AB 12/06



10032682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **OCTOBER 1, 2009** and ENDING **SEPTEMBER 30, 2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

MERRIMAC CORPORATE SECURITIES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1185 SPRING CENTRE SOUTH BLVD-Suite 1060

ALTAMONTE SPRINGS,	**FLORIDA**	**32714**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK THOMES, CFO **(407) 389 - 8500**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

AB 12/08

OATH OR AFFIRMATION

I, ***MARK THOMES,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***MERRIMAC CORPORATE SECURITIES, INC., as of SEPTEMBER 30, 2010,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X____________________
Signature

CFO
____
Title

X____________________
Notary Public


Notary Public State of Florida
Joseph Gallagher
My Commission DD707451
Expires 08/21/2011

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERRIMAC CORPORATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS	
Cash and cash equivalents	$ 95,569
Deposit with clearing broker	42,614
Due from broker	42,680
Total assets	$ 180,863
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 153,849
Total liabilities	153,849
Commitments and Contingencies (Notes 5 and 6)	
Stockholders' equity (Note 7)	
Common stock	44,253
Additional paid-in capital	10,000
Retained earnings (deficit)	(27,239)
Total stockholders' equity	27,014
Total liabilities and stockholders' equity	$ 180,863

The accompanying notes are an integral part of this statement.

MERRIMAC CORPORATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

Note 1 - Nature of Business

Merrimac Corporate Securities, Inc. (The "Company"), was incorporated in the state of New Hampshire on October 21, 1993 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC")and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day after trade date for securities and one business day for options. Commission income and related expense are recorded on a settlement date basis. There is no material difference between trade date and settlement date accounting.

b) Income Taxes
FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

c) Cash and Cash Equivalents
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of Significant Accounting Policies (continued)

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) Subsequent Events

The Company has evaluated events and transactions that occurred between September 30, 2010 and November 12, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Income Tax

The Company can utilize carryforward losses to offset current taxes and at September 30, 2010 has a remaining net operating loss of approximately $88,000 for income tax purposes. This carryforward will expire from 2021-2029. A valuation allowance of $13,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 4- Related Party Transactions

The Company entered into a branch license agreement with a related party (the "Licensee"). Under this agreement, the Licensee will conduct its business as a securities broker solely through the Company. The licensee receives 95 percent of its commission revenue, which includes reimbursement for certain overhead and occupancy expenses, after deducting any costs advanced by the Company for the execution of trades, such as clearing charges. A rate deduction of four percent will be imposed if any legal matter of the Licensee through the Company results in claims greater than $100,000. If the licensee's commission revenue drops below a minimum threshold, then the Company will pay the licensee a minimum fee which varies depending on the Company's cash flow.
For the year ended September 30, 2010, branch license fees of approximately $16,000 have been paid to the Licensee. There was no amount due to the licensee as of September 30, 2009.

Note 5- Commitments and Contingencies

During the year ended September 30, 2007, FINRA conducted an investigation into the Company's archiving policy relating to emails and its written policies concerning variable annuity activities. The investigation is complete and FINRA has filed a complaint against the Company which may result in a fine.

Note 5- Commitments and Contingencies (continued)

The Company is vigorously contesting the matter. Due to the uncertainty of the amount of the fine, no amount was accrued in the accompanying financial statements.

The Company is a defendant in a claim filed by a customer for being involved in a fraudulent transfer of assets from an affiliate company. Outside counsel for the Company has advised that nothing of material importance has transpired with this claim since 2006 and therefore, he cannot offer an opinion as to the probable outcome. The Company believes there is a remote possibility that its assets will be impaired, or a liability recorded due to this claim. As such, no amounts have been accrued as of September 30, 2010 for this claim.

During the year ended September 30, 2010, two customers with various complaints against the Company filed for arbitration. Both proceedings are in their initial stages and it is therefore too early to express an opinion as to the likelihood of success or to estimate the potential loss. In addition, the Company believed that the claims are without merit and intends to vigorously defend these allegations. As such no amounts have been accrued as of September 30, 2010 for these claims.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2010, the Company had net capital of $27,014, which was $16,757 in excess of its required net capital of $10,257. The Company's net capital ratio was 569.52%.

A copy of the Firm's Statement of Financial Condition as of September 30, 2010, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Merrimac Corporate Securities, Inc.
1185 Spring Centre South Blvd. – Suite 150
Altamonte Springs, FL 32714

We have audited the accompanying statement of financial condition of Merrimac Corporate Securities, Inc. as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merrimac Corporate Securities, Inc. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 12, 2010

MERRIMAC CORPORATE SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED SEPTEMBER 30, 2010



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Merrimac Corporate Securities, Inc.
1185 Spring Centre South Blvd. – Suite 150
Altamonte Springs, FL 32714

Gentlemen:
In planning and performing our audit of the financial statements of Merrimac Corporate Securities, Inc., as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 12, 2010

MERRIMAC CORPORATE SECURITIES, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period October 1, 2009 through September 30, 2010



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Board of Directors of
Merrimac Corporate Securities, Inc.
1185 Spring Centre South Blvd. – Suite 150
Altamonte Spring, FL 32714

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2010, which were agreed to by Merrimac Corporate Securities Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended September 30, 2010, noting the following exception:
The Company only included the revenue from April 1, 2010 to September 30, 2010, however the Company did not include the prepayment made with Form SIPC-6 so this exception did not result in any underpayment of amount due.
3- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
November 18, 2010

MERRIMAC CORPORATE SECURITIES, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
Period October 1, 2009 through September 30, 2010

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	1,887,239
Additions		-
Deductions		(783,677)
SIPC Net Operating Revenues	$	1,103,562

Determination of General Assessment:

SIPC Net Operating Revenues:	$	1,103,562
General Assessment @ .0025		2,759

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$	2,759
Less: Payment made with Form SIPC-6 filed March, 2010		1,232
Assessment Balance Due	$	1,527

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period October 1, 2009 through September 30, 2010:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T (only included revenues from April 1, 2010 through September 30, 2010)	$	615,057
SIPC Net Operating Revenues as computed by the Company and reported on Form SIPC-6 (Company did not take credit for the SIPC 6 payment on SIPC 7T)		488,505
Total SIPC Net Operating Revenues reported		1,103,562
SIPC Net Operating Revenues as computed above		1,103,562
Difference	$	-